50
3/5/03

U.S. SECURITI 03012617 **MMISSION**
WA

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-43634

REPORT FOR THE PERIOD BEGINNING 1/1/02 AND ENDING 12/31/02.

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ark Securities Co., Inc.

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003 WASH. D.C. 155 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

125 Broad Street - 13th Floor
New York, NY 10004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Paul Rose (212) 487-5007

B. ACCOUNT INFORMATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, NY 10036

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

CHECK ONE:

X Certified Public Accountant

__ Public Accountant

__ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Paul Rose, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting scheduled pertaining to the firm of Ark Securities Co., Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Treasurer

Title

Notary Public

MARGARET S. DICKS
Notary Public, State of New York
No. 31-4901268
Qualified in New York County
Commission Expires July 20, 2005

X	(a)	Facing page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (loss)
X	(d)	Statement of Changes in Financial Condition
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

ARK SECURITIES CO., INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY SCHEDULES PURSUANT to RULE 17a-5 of the SECURITIES ACT of 1934

As of and for the year ended December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors of Ark Securities Co., Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of ARK SECURITIES CO., INC. (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 8 and 9 is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2003.

ARK SECURITIES CO., INC.

Statement of Financial Condition

December 31, 2002

ASSETS:

Cash	$ 7,196
Investments (not readily marketable)	26,480
Total assets	$ 33,676

STOCKHOLDER'S EQUITY:

Stockholder's equity:	
Common stock, $0.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	$ 1
Additional paid-in capital	206,826
Accumulated deficit	(173,151)
Total stockholder's equity	$ 33,676

The accompanying notes are an integral part of these financial statements.

ARK SECURITIES CO., INC.

Statement of Operations

For the year ended December 31, 2002

Revenues:	
Selling fees	$ 18,124
Total revenues	18,124
Expenses:	
Loss on investment	6,620
Professional fees	10,162
Salaries	18,124
Registration fees	5,664
Total expenses	40,570
Net loss	$ (22,446)

The accompanying notes are an integral part of these financial statements.

ARK SECURITIES CO., INC.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2002

	Common Stock Shares	Common Stock Value	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance - January 1, 2002	100	$ 1	$ 190,799	$ (150,705)	$ 40,095
Capital Contribution	-	-	16,027	-	16,027
Net loss	-	-	-	(22 ,446)	(22,446)
Balance - December 31, 2002	100	$ 1	$ 206,826	$ (173,151)	$ 33,676

The accompanying notes are an integral part of these financial statements.

ARK SECURITIES CO., INC.

Statement of Cash Flows

For the year ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (22,446)
Decrease on investment	6,620
Net cash used in operating activities	(15,826)
Cash flows from financing activities:	
Capital contribution by Parent	16,027
Net cash provided by financing activities	16,027
Net increase in cash	201
Cash at December 31, 2001	6,995
Cash at December 31, 2002	$ 7,196

The accompanying notes are an integral part of these financial statements.

ARK SECURITIES CO., INC.

Notes to Financial Statements

1. Organization:

Ark Securities Co., Inc. (the "Company") is incorporated under the laws of the State of New York and is a wholly owned subsidiary of Ark Asset Holdings, Inc. ("Holdings"). The Company is registered as a broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company's intended business purpose is the solicitation of orders for and the distribution of participations in certain commingled funds sponsored by Ark Asset Management Co., Inc. ("Ark"), an affiliate of the Company.

2. Significant Accounting Policies:

A. Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. Fee Recognition

Selling fees are recognized in the periods in which the services are performed.

C. Investments

Investments not readily marketable represent warrants and common stock issued by the NASD and are stated at management's estimated fair value.

D. Off-Balance Sheet Risk

In the normal course of business the Company enters into agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Income Taxes:

Holdings files consolidated federal, state and city tax returns which include the Company. As a Sub-S Corporation, all net income (loss) is allocated to its shareholders on a pro rata basis in

3. Income Taxes, Continued:

proportion to their shareholdings. The taxes, if any, are then paid to the appropriate jurisdiction on an individual basis. Holdings must still file consolidated New York City returns, which include Holdings, the Company and its affiliates, as New York City does not recognize Sub-S Corporations. Tax Benefits at December 31, 2002 have a full valuation allowance on the books of the Company, as the Company is not paid for its losses by Holdings.

4. Related Party Transactions:

The Company and Ark have an arrangement by which Ark will pay to the Company annual service fee income up to $50,000. During 2002, the Company did not receive any amounts under this arrangement. In the normal course of business, Ark will pay operating expenses on behalf of the Company. For the year ended December 31, 2002, Ark paid $16,027 of such expenses. These amounts were recorded as a capital contribution by the Company.

A commitment to provide financial support to the Company for the next three years, if needed, has been given by Holdings. Such financial support is intended to be sufficient for the Company to maintain capital in excess of the minimum requirement set out in Rule 15c3-1.

5. Net Capital Requirement:

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. The Company is required to maintain minimum net capital equal to $5,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater. At December 31, 2002, the Company had net capital and excess net capital of $7,196 and $2,196, respectively.

ARK SECURITIES CO., INC.

Computation of Net Capital under Rule 15c3-1 of the Securities Act of 1934

As of December 31, 2002

COMPUTATION of NET CAPITAL

Total stockholder's equity	$ 33,676
Less: Non allowable assets	26,480
Net capital	$ 7,196

COMPUTATION of BASIC NET CAPITAL REQUIREMENT

Total liabilities which represent aggregate indebtedness	$ -
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirements	$ 2,196
Percentage of aggregate indebtedness to net capital	---

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Act of 1934:

The differences between the above computation of net capital and the corresponding computation prepared by the Company and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2002 is due to the reclassification of intercompany transactions.

ARK SECURITIES CO., INC.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

As of December 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1)(ii) of the Rule.